

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Frederick Sidney Reinhard Arnold
Chief Executive Officer
Naploy Corp.
95 Lias Estate Kafe district Abuja
FCT 900108 Nigeria

      Re: Naploy Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 6, 2023
           File No. 333-274889

Dear Frederick Sidney Reinhard Arnold:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We note your response to prior comment 1 and your disclosure that the "securities being offered by Naploy Corp. will be listed and traded on the following national securities exchanges and markets: OTC (Over-the-Counter) Market, Nasdaq Stock Market, QB (OTCQB)." Please disclose whether the offering will be conditional on the securities being listed on these exchanges and balance your disclosure to note that you may not be successful in having your securities listed and traded on these exchanges.

2.   We note your response to prior comment 2, which we reissue in part. Given this is a best efforts offering without a minimum number of shares that must be sold and proceeds received will be immediately available to you, please disclose the effects on investors both here and in the risk factors. For example, disclose that if you sell fewer than all of the securities offered it may significantly reduce the amount of proceeds received and

investors in this offering will not receive a refund in the event that you do not sell an amount of securities sufficient to pursue your business goals.

Summary, page 2

3.   We note your response to prior comment 4 and your disclosure that the "content provided on [y]our app is primarily sourced from reputable open channels, ensuring credibility and accuracy." Please advise and disclose how you assess the credibility and accuracy of sources.

Risk Factors
Material Risks Associated With Failing To Develop Content For The Naploy App, Partnering With Medical Institutions..., page 6

4.   We note your revised disclosure in response to prior comment 5 and reissue the comment in part. Please disclose the material risks and challenges associated with establishing partnerships with medical institutions and advertisers in Nigeria and elsewhere.

We Will Fall Under The Purview Of Nigerian Laws, Regulations, And Administrative Decisions..., page 8

5.   We note your response to prior comment 6. We also note your disclosure on page 8 that Nigeria "may" have specific data protection laws. Based on your disclosure elsewhere, it appears Nigeria does have data protection laws. Therefore, please revise to reconcile these statements. Additionally, please revise your disclosure here, and elsewhere in the registration statement including your discussion on page 25, to state whether you are in compliance with applicable regulations in Nigeria, including the Nigerian Data Protection Regulation.

Other Risks Particular To Operating In Nigeria, page 9

6.   We note your response to prior comment 14 and that you disclose certain considerations for operating in Nigeria. Please revise your disclosure to provide additional detail regarding the risks particular to operating in Nigeria that are specific to your Company. For example, discuss how these risks may impact your operations or financial results.

Description Of Our Business
Market Overview, page 24

7.   We note your response to prior comment 13, which we reissue in part. We note your disclosure that "Due to Zion Market Research, the global healthcare mobile app market is expected to reach $111.1 billion by 2025, with a CAGR of 38.7% from 2020 to 2025." Please revise to quantify the addressable market within Africa specifically and any subcategories of healthcare mobile apps that you intend to target, rather than just the global market given this is not your intended initial market.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 34

8.   On page 18 you disclose that on October 27, 2023 the Company has engaged the new auditor's firm- BF Borgers CPA PC. Please provide the full disclosures required by Item 304 of Regulation S-K as it relates to this change in accounting firm. Please also file as an Exhibit 16 the letter from the former accountant as described in Item 304(a)(3) of Regulation S-K. Also refer to Item 11(i) of the requirements of Form S-1.

Directors, Executive Officers, Promoters And Control Persons
Background Information About Our Officers And Directors, page 35

9.   We note your response to prior comment 15 and reissue the comment in part. Please disclose further information regarding Messrs. Arnold and Ulloa Bonilla's business experience. For example, you state that Mr. Arnold has been "managing several successful businesses in various industries." You also state that Mr. Ulloa Bonilla "has been working in administrative department of a hospital for a long time" and has overseen "multiple thriving ventures across diverse industries." Please advise as to these businesses and industries including the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Security Ownership Of Certain Beneficial Owners and Management, page 38

10.   We note your revised Beneficial Ownership table in response to prior comment 16. Please further revise the table to make it clear to investors that Mr. Arnold only holds 2,000,000 shares, as the current tabular disclosure might suggest that Mr. Arnold holds 8,000,000 shares of your common stock.

Financial Statements
Cash and Cash Equivalents, page F-8

11.   We have reviewed your revised disclosure and response to prior comment 21 and note that your cash is held in a Wise electronic money account. Please expand your disclosure under the cash and cash equivalents heading on pages F-8 and F-17 to disclose the following with more clarity:

- whether Wise is a bank and whether they are regulated by the Federal Deposit Insurance Corporation (FDIC);
- whether your money is held in a bank account and whether your money is insured by the FDIC or any other deposit protection scheme; and
- the identity of the jurisdiction that you reside for the purpose of the Wise customer agreements that apply to you. Provide us any additional detail of how you made this jurisdiction determination.

12.   In addition, please explain to us how you determined that cash held in a Wise electronic money account should be classified as cash and cash equivalents in your financial statements. Refer to ASC 230-10-20.

Note 7 - Income Taxes, page F-11

13.   In response to prior comment 24 you state that you will be subject to income taxes in Nigeria. Please disclose in the notes to your financial statements that you will be subject to income taxes in Nigeria and also provide any pertinent accounting policies, information or disclosures. Refer to ASC 740.

Exhibits

14.   Please request that Mainor Audit Ja Partnerid Ou update their consent. Refer to Exhibit 23.1.

15.   We note your revisions in response to prior comment 25. Please ensure that the Opinion of Counsel and the Consent of Counsel are both filed as exhibits to the registration statement. We note that you have included the Consent of Counsel as Exhibit 5.1 but the Opinion of Counsel, which was previously included as Exhibit 5.1, has been removed.

16.   We note your response to prior comment 26. Please revise the Fee Filing Table filed as Exhibit 107 to the registration statement to include the Fee Rate and applicable Fee Calculation. Please also ensure that you are correctly disclosing the Proposed Maximum Offering Price Per Unit and remove references to Carry Forward securities.

        Please contact Michael Fay at 202-551-3812 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Margaret Schwartz at 202-551-7153 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Robert J. Zepfel, Esq.